VIA EDGAR                                                                                                              February 25, 2020

Re:	Acceleration Request for Change Healthcare Inc.
Registration Statement on Form S-4 (File No. 333-236234)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Esq.
Jan Woo, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Change Healthcare Inc., that effectiveness of the above-referenced Registration Statement be accelerated to 4:15 p.m., Washington, D.C. time, on February 28, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (202) 636-5804 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie